June 3, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Danilo Castelli

Re:	i3 Verticals, Inc.
Registration Statement on Form S-1
File No. 333-231904
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC, Raymond James & Associates, Inc. and BofA Securities, Inc., as representatives of the several underwriters, hereby join i3 Verticals, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-231904) (the “Registration Statement”) to become effective on Wednesday, June 5, 2019, at 4:15 p.m., Eastern Standard Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
Name: Justin Roman
Title: Senior VP

BOFA SECURITIES, INC.

By:	/s/ Michelle A. H. Allong
Name: Michelle A. H. Allong
Title: Authorized Signatory

[Signature Page to Acceleration Request]